FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

VERNALIS GROUP PLC
(Translation of registrant’s name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

1.	Notification of Interests of Directors and Connected Persons in Shares dated January 3, 2003 announcing the issuance to directors of options to purchase the Company’s securities.

2.	Notification of Interests of Directors and Connected Persons in Shares dated January 3, 2003 announcing the issuance to directors of options to purchase the Company’s securities.

3.	Notification of Interests of Directors and Connected Persons in Shares dated January 3, 2003 announcing the issuance to directors of options to purchase the Company’s securities.

4.	Notification of Interests of Directors and Connected Persons in Shares dated January 3, 2003 announcing the issuance to directors of options to purchase the Company’s securities.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2003	Vernalis Group plc

By: /s/ Richard Robinski Richard Robinski Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     All relevant boxes should be completed in block capital letters.

1.	Name of company VERNALIS GROUP PLC	2.	Name of director JOHN HUTCHISON

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SHAREHOLDER NAMED IN NUMBER 2 ABOVE	N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

NO	N/A

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

N/A	N/A	N/A	N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

N/A	N/A	N/A	N/A

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

N/A	N/A

     If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

02/01/2003	02/01/2006 – 01/01/2013

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

NIL	ORDINARY 10P SHARES – 100,000

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

102.5 PENCE PER SHARE	320,295

23.	Any additional information	24.	Name of contact and telephone number for queries

OPTIONS GRANTED UNDER A DISCRETIONARY SHARE OPTION SCHEME	RICHARD ROBINSKI, COMPANY SECRETARY 0118 977 3133

25.	Name and signature of authorised company official responsible for making this notification

          RICHARD ROBINSKI,
          COMPANY SECRETARY

Date of notification 3RD JANUARY 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     All relevant boxes should be completed in block capital letters.

1.	Name of company VERNALIS GROUP PLC	2.	Name of director COLIN DOURISH

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SHAREHOLDER NAMED IN NUMBER 2 ABOVE	N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

NO	N/A

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

N/A	N/A	N/A	N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

N/A	N/A	N/A	N/A

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

N/A	N/A

     If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

02/01/2003	02/01/2006 – 01/01/2013

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

NIL	ORDINARY 10P SHARES – 80,000

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

102.5 PENCE PER SHARE	323,943

23.	Any additional information	24.	Name of contact and telephone number for queries

OPTIONS GRANTED UNDER A DISCRETIONARY SHARE OPTION SCHEME	RICHARD ROBINSKI, COMPANY SECRETARY 0118 977 3133

25.	Name and signature of authorised company official responsible for making this notification

          RICHARD ROBINSKI,
          COMPANY SECRETARY

Date of notification 3RD JANUARY 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director

VERNALIS GROUP PLC	ROBERT MANSFIELD

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SHAREHOLDER NAMED IN NUMBER 2 ABOVE	N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

NO	N/A

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

N/A	N/A	N/A	N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

N/A	N/A	N/A	N/A

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

N/A	N/A

     If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

02/01/2003	02/01/2006 – 01/01/2013

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

NIL	ORDINARY 10P SHARES – 150,000

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

102.5 PENCE PER SHARE	752,535

23.	Any additional information	24.	Name of contact and telephone number for queries

OPTIONS GRANTED UNDER A DISCRETIONARY SHARE OPTION SCHEME	RICHARD ROBINSKI, COMPANY SECRETARY 0118 977 3133

25.	Name and signature of authorised company official responsible for making this notification

         RICHARD ROBINSKI,
         COMPANY SECRETARY

Date of notification 3RD JANUARY 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     All relevant boxes should be completed in block capital letters.

1.	Name of company VERNALIS GROUP PLC	2.	Name of director PETER WORRALL

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SHAREHOLDER NAMED IN NUMBER 2 ABOVE	N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

NO	N/A

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

N/A	N/A	N/A	N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

N/A	N/A	N/A	N/A

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

N/A	N/A

     If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

02/01/2003	02/01/2006 – 01/01/2013

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

NIL	ORDINARY 10P SHARES – 100,000

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

102.5 PENCE PER SHARE	423,274

23.	Any additional information	24.	Name of contact and telephone number for queries

OPTIONS GRANTED UNDER A DISCRETIONARY SHARE OPTION SCHEME	RICHARD ROBINSKI, COMPANY SECRETARY 0118 977 3133

25.	Name and signature of authorised company official responsible for making this notification

          RICHARD ROBINSKI,
          COMPANY SECRETARY

Date of notification 3RD JANUARY 2003